

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

> **Re: Ostin Technology Group Co., Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed August 30, 2021**
> **File No. 333-253959**

Dear Mr. Ling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Amendment No. 3 to Form F-1 filed August 30, 2021

Prospectus Cover Page, page 1

1. We note your response to prior comment 1. Please disclose that your securities could become worthless. Please also disclose that investors may never directly hold equity interests in the Chinese operating company.

2. We note your response to prior comment 2 and reissue our comment in part. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could cause the value of such securities to significantly

decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3.   We note your response to prior comment 3 and reissue our comment. Please revise your cover page.

Prospectus Summary, page 1

4.   We note your response to prior comment 4 and reissue our comment in part. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

5.   We note your response to prior comment 6. Please revise your disclosure to reflect the information provided in your response.

If the PRC government finds that the VIE Arrangements, page 18

6.   We note your response to prior comment 10. Please revise to disclose that your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

The PRC government exerts substantial influence over the manner, page 22

7.   We note your response to prior comment 11 and reissue our comment in part. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could cause your securities be worthless.

Capitalization, page 40

8.   We note the revisions made in response to prior comment 13. Please further revise the introductory paragraph to indicate that the table sets forth your cash and cash equivalents and your capitalization as of March 31, 2021. In addition, revise the table to include bold

or double lines under the cash and cash equivalent amounts.

     You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing